UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number    001-11444

MAGNA INTERNATIONAL INC.
(Exact Name of Registrant as specified in its Charter)
337 Magna Drive, Aurora, Ontario, Canada L4G 7K1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F ☐                    Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC. (Registrant)

Date: May 1, 2026
	By:	/s/ “Bassem Shakeel”
Bassem A. Shakeel, Vice-President, Associate General Counsel and Corporate Secretary

EXHIBITS

Exhibit 99.1	Press release issued May 1, 2026, in which the Registrant announced its interim unaudited financial results for the three-month period ended March 31, 2026, and declared a quarterly dividend.

Exhibit 99.2	The First Quarter Report of the Registrant, including its unaudited interim consolidated financial statements and Management's Discussion and Analysis of Results of Operations and Financial Position for the three-month period ended March 31, 2026.

Exhibit 99.3	Certificate of the Chief Executive Officer of the Registrant, Seetarama (Swamy) Kotagiri, dated May 1, 2026, on Form 52-109F2 pursuant to the Canadian Securities Administrators' Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings.

Exhibit 99.4	Certificate of the Chief Financial Officer of the Registrant, Philip Fracassa, dated May 1, 2026, on Form 52-109F2 pursuant to the Canadian Securities Administrators' Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings.